Exhibit 17.1

From: Dean Irwin

Sent: Monday, October 14, 2019 12:27 PM

To: Martin Colombatto; Bill Enquist; Mark Saad; Maurice Buchbinder; Richard Mejia

Cc: Daniel Horwood

Subject: Dean Irwin Board Resignation

Marty Colombatto and the Board of Directors of Ra Medical Systems,

I resign from my position as a member of the board of directors effective immediately.

Dean Irwin